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19010562

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emmet & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Peapack Road
(No. and Street)

Far Hills	New Jersey	07931
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maru Pineiro 908-234-1820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue	Springfield	New Jersey	07081
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAY 23 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Christopher T. Emmet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emmet & Co., Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARIA PINEIRO
MY COMMISSION EXPIRES
DEC. 23 2019
NOTARY PUBLIC, STATE OF NEW JERSEY

Emmet & Co., Inc.

Financial Statements

March 31, 2019

Filed Pursuant to
SEC Rule 17a-5 as a
PUBLIC Document

Emmet & Co., Inc.

TABLE OF CONTENTS

Filed Pursuant to
SEC Rule 17a-5 as a
PUBLIC Document

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders
of EMMET & CO., INC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emmet & Co., Inc. (a New Jersey corporation), as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Emmet & Co., Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Emmet & Co., Inc.'s management. Our responsibility is to express an opinion on Emmet & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emmet & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates

made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

GREENBERG & COMPANY, LLC

We have served as Emmet & Co., Inc.'s auditor since 1983.

Greenberg & Company LLC

Springfield, New Jersey
May 14, 2019

Emmet & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2019

ASSETS

Cash	$	161,912
Cash Segregated Under Rule 15c3-3		125,000
Receivables from Brokers and Dealers		121,184
State and Municipal Government Obligations		21,437,894
Property and Equipment, Net		21,932
Deposit - Clearing Organization		39,964
Deposit - Internal Revenue Service		125,717
Accrued Interest		276,787
Other Assets		57,735
TOTAL ASSETS	**$**	**22,368,125**

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to Brokers and Dealers	$	81,766
Bank Loan		16,013,892
Accounts Payable and Other Liabilities		105,182
TOTAL LIABILITIES		16,200,840
COMMITMENTS & CONTINGENCIES (See Note 8)		
SHAREHOLDER'S EQUITY		
Common Stock - Authorized and Issued 4,375 Shares Without Par Value		1,200,000
Paid-In Capital		3,445,836
Retained Earnings		1,521,449
TOTAL SHAREHOLDER'S EQUITY		6,167,285
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**22,368,125**

1. Organization and Nature of Operations

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Emmet & Co., Inc. is a New Jersey corporation and buys and sells municipal bonds on its own behalf.

2. Summary of Significant Accounting Policies

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date. There is no material difference between the trade and settlement dates.

Receivables from and payables to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value. See Note 11 for fair value information.

Property and equipment are carried at cost. Depreciation is computed using the straight line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with an original maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The Company frequently has on deposit with financial institutions amounts in excess of the maximum FDIC insurance coverage of $250,000 per bank. The excess cash balance at March 31, 2019 is $60,490. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

Futures contracts are marked to market daily on the fluctuations between the contract price and the market value of the underlying, as reported on a recognized exchange.

3. Cash Segregated Under Rule 15c3-3

Cash of $125,000 has been segregated at March 31, 2019, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. See reserve computation in schedule 2.

4. Deposit — Internal Revenue Service

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after the fiscal year-end in order to determine the amount required to be on deposit based upon the previous year's information. $125,717 was held on deposit at March 31, 2019.

5. Property and Equipment, Net

Property and equipment consists of the following, at cost:

Office Equipment	$	38,984
Computer Equipment		78,738
Leasehold Improvements		19,178
Furniture & Fixtures		15,437
Computer Software		102,013
		254,350
Less: Accumulated Depreciation and Amortization		(232,418)
	$	**21,932**

6. Income Taxes

The Company follows FASB ASC 740, Income Taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and therefore, no provision for Federal income taxes is reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there is a tax imposed at the corporate level.

There are no significant temporary differences and accordingly there is no deferred income tax liability or asset.

As of March 31, 2019, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in material unrecognized tax benefits. The Company is no longer subject to U. S. federal, state and local tax examinations by tax authorities for years before the year ended March 31, 2016.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at March 31, 2019. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended March 31, 2019.

7. Loan and Pledge Agreement

On September 13, 2018, the Company renewed its credit arrangement with US Bank, pursuant to which the Company may from time to time request loans from US Bank to finance the purchase or carrying of securities by the Company, and US Bank may, without any obligation to do so, make such loans up to $25,000,000 to the Company. Collateral is required. The loan is payable on demand. The interest is payable on demand or monthly at a rate quoted daily by US Bank. As of March 31, 2019, the loan and market value of securities pledged was $16,013,892 and $18,773,895, respectively, at a daily rate of 4.5% per annum. The loan agreement is to be terminated by US Bank after March 31, 2019. It is expected to occur between June and July 2019. The Company will transition from self-clearing to fully disclosed and has signed with a clearing firm that will provide clearing services and margin loans.

8. Commitments & Contingencies

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

9. Postretirement Employee Benefits

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under FASB ASC No. 715, Compensation – Retirement Benefits.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Fair Value of Financial Instruments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about financial instruments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

A summary of the fair value of assets measured at the fair value on a recurring basis follows:

	Carrying Amount at 3/31/2019	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$21,437,894	21,437,894

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 1 and Note 2.

Market approach was used as a valuation technique. State and municipal government obligations are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy.

12. Retirement Plans

The Company maintains a 401(k) plan (the Plan) for eligible employees, whereby the employees may defer a portion of their salary, as defined in the plan. The Company may make a matching and/or safe harbor contribution.

13. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2019, the Company had net capital of $4,864,103 which was $4,614,103 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2019, was 0.02 to 1.

14. Subsequent Events

See Note 7, Loan and Pledge Agreement. The Company has evaluated subsequent events from the balance sheet date through May 14, 2019, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.